SEABRIDGE GOLD INC.

                                  NEWS RELEASE

TRADING SYMBOLS:  TSX-V: SEA                               FOR IMMEDIATE RELEASE
                  AMEX:  SA                                    FEBRUARY 10, 2005

           SEABRIDGE GOLD TO COMMENCE DRILL PROGRAM AT COURAGEOUS LAKE $2.1 MILLION FLOW-THROUGH FINANCING ARRANGED TO FUND ACTIVITIES

TORONTO, CANADA...Seabridge Gold announced today that it will initiate a 7,500 meter core drill program at its 100% owned Courageous Lake project in the Northwest Territories beginning in March, 2005. The program will test three targets on the FAT deposit. Two of these targets are step-out drilling to define the potential north and south strike extensions of the deposit. The third target is designed to better understand the distribution of high-grade gold within the deposit.

SOUTH STRIKE EXTENSION OF THE FAT DEPOSIT

During 2004, Seabridge extended the FAT deposit by 300 meters to the south by conducting sectional drilling on 50 meter spacing. The 2004 drill program resulted in a 12% increase in gold resources and a 15% increase in average grade at a 1.0 gram per tonne cut-off. The south extension of FAT terminated at a natural boundary, on the north edge of a post-mineral dike. Previous work indicated that the deposit continued south of this dike, but the density of available information was not adequate to continue the projection of the deposit southward. One historic hole, located south of the dike and approximately 100 meters south of the existing resource, intersected 20.76 meters grading 10.62 grams of gold per tonne.

The concept for testing extensions of the FAT deposit south of the dike is to complete two fences of drill holes, each fence containing four 400 meter holes drilled at -55 degrees to the east. These fences should define the location of the FAT ore domains that are believed to have been off-set on the south side of the dike.

NORTH STRIKE EXTENSION OF THE FAT DEPOSIT

The FAT deposit is arbitrarily terminated north of Section 5600 due to limited historic drilling. The 2005 program is designed to determine the northern limit of the deposit by testing the full stratagraphic package that is host to the FAT deposit. Four drill holes (1,600 meters in total) are planned 150 meters north of the current resource limit.

TESTING THE CONTROLS ON HIGH-GRADE MINERALIZATION

There are several working hypotheses for the distribution of high-grade gold within the ore domains of the FAT deposit. The balance of this year's 7,500 meter program will test several orientations to the projection of high-grade gold zones within the deposit. The resulting information will be applied to the orientation of search strategies in the resource model, providing better estimations of grade distribution and potential improvements in the deposit grade.

FLOW-THROUGH FINANCING

To fund the 2005 drill program, Seabridge has arranged a private placement of 500,000 flow-through shares at $4.25 per share for gross proceeds of $2,125,000. Finders fees of 5% will be paid on a portion of the financing to two independent third-parties. The shares to be issued under this private placement will be subject to a four-month hold period. Closing of this financing is subject to regulatory approval and completion of final documentation.


       -------------------------------------------------------------------

            172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
               Telephone: (416) 367-9292  Facsimile: (416) 367-2711

NATIONAL INSTRUMENT 43-101 DISCLOSURE

Seabridge's Courageous Lake project covers 53 kilometers of the Matthews Lake Greenstone Belt which hosts the 2 kilometer long FAT deposit. The FAT deposit contains an estimated resource of 3.54 million ounces in the measured and indicated categories (44.2 million tonnes grading 2.49 grams of gold per tonne) plus an additional estimated 4.89 million ounces in the inferred resource category (65.5 million tonnes grading 2.32 grams of gold per tonne).

Exploration activities at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101.

Seabridge has been designed to provide its shareholders maximum leverage to the price of gold. The Company has acquired a 100% interest in eight North American gold projects which collectively contain an estimated 9.10 million ounces of resources in the measured and indicated categories (246.3 million tonnes grading
1.15 grams of gold per tonne) plus an additional estimated 7.39 million ounces of resources in the inferred category (201.4 million tonnes grading 1.14 grams of gold per tonne). (See http://www.seabridgegold.net/gold_resources.htm for a breakdown of these gold resources by project). The Company continues to seek expansion of its gold resource base by acquisition of new projects and exploration programs largely funded by partners.

ALL RESOURCE ESTIMATES REPORTED IN THIS DISCLOSURE ARE CALCULATED IN ACCORDANCE WITH THE CANADIAN NATIONAL INSTRUMENT 43-101 AND THE CANADIAN INSTITUTE OF MINING AND METALLURGY CLASSIFICATION SYSTEM. THESE STANDARDS DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION.

STATEMENTS RELATING TO THE ESTIMATED OR EXPECTED FUTURE PRODUCTION AND OPERATING RESULTS AND COSTS AND FINANCIAL CONDITION OF SEABRIDGE, PLANNED WORK AT THE COMPANY'S PROJECTS AND THE EXPECTED RESULTS OF SUCH WORK ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE GENERALLY, BUT NOT ALWAYS, IDENTIFIED BY WORDS SUCH AS THE FOLLOWING: EXPECTS, PLANS, ANTICIPATES, BELIEVES, INTENDS, ESTIMATES, PROJECTS, ASSUMES, POTENTIAL AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE REFERENCE TO EVENTS OR CONDITIONS THAT WILL, WOULD, MAY, COULD OR SHOULD OCCUR. INFORMATION CONCERNING EXPLORATION RESULTS AND MINERAL RESERVE AND RESOURCE ESTIMATES MAY ALSO BE DEEMED TO BE FORWARD-LOOKING STATEMENTS, AS IT CONSTITUTES A PREDICTION OF WHAT MIGHT BE FOUND TO BE PRESENT WHEN AND IF A PROJECT IS ACTUALLY DEVELOPED. THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE AT THE TIME THEY ARE MADE, ARE INHERENTLY SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION: UNCERTAINTIES RELATED TO RAISING SUFFICIENT FINANCING TO FUND THE PLANNED WORK IN A TIMELY MANNER AND ON ACCEPTABLE TERMS; CHANGES IN PLANNED WORK RESULTING FROM LOGISTICAL, TECHNICAL OR OTHER FACTORS; THE POSSIBILITY THAT RESULTS OF WORK WILL NOT FULFILL PROJECTIONS/EXPECTATIONS AND REALIZE THE PERCEIVED POTENTIAL OF THE COMPANY'S PROJECTS; UNCERTAINTIES INVOLVED IN THE INTERPRETATION OF DRILLING RESULTS AND OTHER TESTS AND THE ESTIMATION OF GOLD RESERVES AND RESOURCES; RISK OF ACCIDENTS, EQUIPMENT BREAKDOWNS AND LABOUR DISPUTES OR OTHER UNANTICIPATED DIFFICULTIES OR INTERRUPTIONS; THE POSSIBILITY OF ENVIRONMENTAL ISSUES AT THE COMPANY'S PROJECTS; THE POSSIBILITY OF COST OVERRUNS OR UNANTICIPATED EXPENSES IN WORK PROGRAMS; THE NEED TO OBTAIN PERMITS AND COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER GOVERNMENT REQUIREMENTS; FLUCTUATIONS IN THE PRICE OF GOLD AND OTHER RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED IN THE COMPANY'S ANNUAL INFORMATION FORM FILED WITH SEDAR IN CANADA (AVAILABLE AT WWW.SEDAR.COM) FOR THE YEAR ENDED DECEMBER 31, 2003 AND IN THE COMPANY'S 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (AVAILABLE AT WWW.SEC.GOV/EDGAR.SHTML).

FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ESTIMATES AND OPINIONS OF THE COMPANY'S MANAGEMENT OR ITS INDEPENDENT PROFESSIONAL CONSULTANTS ON THE DATE THE STATEMENTS ARE MADE.

                                         ON BEHALF OF THE BOARD
                                         "Rudi Fronk,"
                                         President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 o Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email: info@seabridgegold.net

   The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.